Exhibit 99.1

NOTICE OF SIXTEENTH ANNUAL GENERAL MEETING

To Be Held on April 29, 2004

To Our Shareholders,

You are cordially invited to attend and NOTICE IS HEREBY GIVEN of the Sixteenth Annual General Meeting of Chartered Semiconductor Manufacturing Ltd (the “Company”) to be held in Singapore on Thursday, April 29, 2004 at the registered office of the Company located at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 at 11:00 a.m. (Singapore time) for the following purposes:

ROUTINE BUSINESS

1)	To adopt the Audited Accounts of the Company for the year ended December 31, 2003, including the reports of the Directors and the Auditors.

2)	To re-elect the following Directors retiring pursuant to:

(a)	Article 94 of the Company’s Articles of Association and who, being eligible, offer themselves for re-election:

(i)	Mr. Andre Borrel

(ii)	Mr. Tay Siew Choon

(iii)	Mr. Peter Seah Lim Huat

(b)	Article 99 of the Company’s Articles of Association and who, being eligible, offers himself for re-election:

Mr. Philip Tan Yuen Fah

3)	To re-appoint the following Directors pursuant to Section 153(6) of the Companies Act, Chapter 50 and for this purpose to consider and, if thought fit, to pass with or without modifications the following resolutions, which will be proposed as Ordinary Resolutions:

(a)	“That pursuant to Section 153(6) of the Companies Act, Chapter 50, Mr. Charles E. Thompson be and is hereby re-appointed a Director of the Company to hold such office from the date of this Annual General Meeting until the next Annual General Meeting of the Company.”

(b)	“That pursuant to Section 153(6) of the Companies Act, Chapter 50, Mr. Robert E. La Blanc be and is hereby re-appointed a Director of the Company to hold such office from the date of this Annual General Meeting until the next Annual General Meeting of the Company.”

4)	To re-appoint KPMG as the Company’s Auditors and to authorize the Directors to fix their remuneration.

5)	To approve Directors’ fees of $427,125 for the year ended December 31, 2003 ($439,500 for the year ended December 31, 2002).

SPECIAL BUSINESS

To consider and, if thought fit, to pass with or without modifications the following resolutions, each of which will be proposed as Ordinary Resolutions:

6)	Approval of the Company’s Employee Share Purchase Plan 2004 (the “Chartered ESPP 2004”)

That:

(a)	the Chartered ESPP 2004, under which ordinary shares of par value S$0.26 each in the capital of the Company (“Ordinary Shares”) may be purchased by participants under the Chartered ESPP 2004 in accordance with the rules of the Chartered ESPP 2004 contained in the document marked “A” submitted to the Annual General Meeting and for the purpose of identification subscribed by the Chairman of the Annual General Meeting, be approved; and

(b)	the Directors of the Company be and are hereby authorized:-

(i)	to establish the Chartered ESPP 2004;

(ii)	to establish a committee of Directors to administer the Chartered ESPP 2004 in accordance with the provisions of the Chartered ESPP 2004;

(iii)	to modify and/or amend the Chartered ESPP 2004 from time to time provided that such modification and/or amendment is effected in accordance with the provisions of the Chartered ESPP 2004 and to do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the Chartered ESPP 2004; and

(iv)	to offer and grant in accordance with the provisions of the Chartered ESPP 2004, and to allot and issue from time to time such number of Ordinary Shares as may be required to be issued pursuant to the exercise of rights to purchase Ordinary Shares under the Chartered ESPP 2004.

7)	Approval of the Company’s Share Purchase Plan 2004 for Employees of Silicon Manufacturing Partners Pte Ltd (the “SMP ESPP 2004”)

That:

(a)	the SMP ESPP 2004, under which Ordinary Shares may be purchased by participants under the SMP ESPP 2004 in accordance with the rules of the SMP ESPP 2004 contained in the document marked “B” submitted to the Annual General Meeting and for the purpose of identification subscribed by the Chairman of the Annual General Meeting, be approved; and

(b)	the Directors of the Company be and are hereby authorized:-

(i)	to establish the SMP ESPP 2004;

(ii)	to establish a committee of Directors to administer the SMP ESPP 2004 in accordance with the provisions of the SMP ESPP 2004;

(iii)	to modify and/or amend the SMP ESPP 2004 from time to time provided that such modification and/or amendment is effected in accordance with the provisions of the SMP ESPP 2004 and to do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the SMP ESPP 2004; and

(iv)	to offer and grant in accordance with the provisions of the SMP ESPP 2004, and to allot and issue from time to time such number of Ordinary Shares as may be required to be issued pursuant to the exercise of rights to purchase Ordinary Shares under the SMP ESPP 2004.

8)	(a)	Authority to Allot and Issue Shares pursuant to Section 161 of the Companies Act, Chapter 50

That pursuant to Section 161 of the Companies Act, Chapter 50, the Directors be and are hereby authorized to allot and issue shares in the capital of the Company to any person on such terms and conditions and with such rights or restrictions as they may think fit to impose and that such authority shall continue in force until the conclusion of the next annual general meeting of the Company or the expiration of the period within which the next annual general meeting is required by law to be held, whichever is the earlier.

(b)	Authority to Create and Issue Securities and to Allot and Issue Shares in connection therewith pursuant to Section 161 of the Companies Act, Chapter 50

That pursuant to Section 161 of the Companies Act, Chapter 50, approval be and is hereby given to the Directors to:

(i)	(aa)	create and issue securities (“Securities”) including, without limitation, warrants or options to subscribe for new shares of the Company (“New Shares”) or to purchase from the Company other securities issued or to be issued by the Company, debt securities and securities which are convertible into, exchangeable for, or exercisable for, New Shares or other securities issued or to be issued by the Company to any person or persons and on such terms and conditions as the Directors may think fit to impose;

(bb)	create and issue any further Securities (“Further Securities”) as may be required or permitted to be issued in accordance with the terms and conditions of the Securities; and

(cc)	make, enter into and/or issue offers, agreements, options, undertakings, guarantees and/or indemnities (together referred to as “Agreements”) which would or might require the issue of New Shares or other securities by the Company with any person or persons and on such terms and conditions as the Directors may think fit to impose;

(ii)	allot and issue from time to time:

(aa)	such number of New Shares as may be required or permitted to be allotted or issued on the conversion, exchange or exercise of the Securities, or any of them, to the holders of such Securities on the conversion, exchange or exercise thereof, subject to and otherwise in accordance with the terms and conditions of the Securities;

(bb)	on the same basis as paragraph (ii)(aa) above, such further New Shares as may be required to be allotted and issued on the conversion, exchange or exercise of any of the Further Securities in accordance with the terms and conditions of the Further Securities; and

(cc)	such number of New Shares as may be required or permitted to be allotted or issued pursuant to and otherwise in accordance with the terms and conditions of the Agreements; and

(iii)	take such steps, make such amendments to the terms and conditions of the Securities, the Further Securities and the Agreements and any of them, and exercise such discretion as the Directors may from time to time deem fit, advisable or necessary in connection with all or any of the above matters.

(c)	Authority to Offer and Grant Options and to Allot and Issue Additional Shares pursuant to the Company’s Share Option Plan 1999 (the “1999 Option Plan”)

That pursuant to Section 161 of the Companies Act, Chapter 50, the Directors be and are hereby authorized to offer and grant options in accordance with the provisions of the 1999 Option Plan, as amended and restated, and to allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of the options under the 1999 Option Plan, as amended and restated.

9)	To transact any other business as may be properly transacted at an annual general meeting.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

The Board of Directors has fixed the close of business on March 1, 2004 as the date for determining those holders of Ordinary Shares (“Shareholders”) who will be entitled to receive copies of this Notice and the accompanying Proxy Statement and the Company’s 2003 Annual Report to Shareholders (the “Annual Report”). A Shareholder who is registered with The Central Depository (Pte) Limited as at 48 hours before the time set for the Annual General Meeting on April 29, 2004 shall be entitled to vote in person or by proxy at the Annual General Meeting.

NOTES:

(1)	A Shareholder is a person whose name appears on the Depository Register of The Central Depository (Pte) Limited in Singapore or a person registered in the Company’s Register of Shareholders (Members).

(2)	A Shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote on his behalf. A proxy need not be a Shareholder of the Company. The instrument appointing a proxy, a form of which is enclosed, must be deposited at the registered office of the Company at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 not less than 48 hours before the time set for the Annual General Meeting or any adjournment thereof. A proxy may be revoked at any time not less than 48 hours before the time set for the Annual General Meeting by the Shareholder submitting a subsequently dated instrument appointing a proxy or at the Annual General Meeting prior to the vote of the resolution by the Shareholder attending the Annual General Meeting and voting in person.

(3)	The Company is subject to the continuing Nasdaq National Market listing rules and applicable U.S. federal securities laws and is not subject to the continuing listing rules of the Singapore Exchange Securities Trading Limited.

BY ORDER OF THE BOARD

LOOI LEE HWA

COMPANY SECRETARY

Singapore
March 30, 2004

For the convenience of those Shareholders who wish to attend the Annual General Meeting and who will not be driving, buses have been arranged to pick up those Shareholders from the City Hall MRT Station and the Marsiling MRT Station on the day of the Annual General Meeting.

For Shareholders who will be boarding the bus at the City Hall MRT Station, please proceed to the bus stand along North Bridge Road, in front of the St. Andrew’s Cathedral. The bus, which will be carrying a sign bearing “Chartered Semiconductor Manufacturing AGM” at the windscreen of the bus, will leave at 10:00 a.m. SHARP. Kindly refer to the location map below.

For Shareholders who will be boarding the bus at the Marsiling MRT Station, please proceed to the bus stand (next to the NTUC supermarket), in front of the Marsiling MRT Station. The bus, which will be carrying a sign bearing “Chartered Semiconductor Manufacturing AGM” at the windscreen of the bus, will leave at 10:30 a.m. SHARP.

The buses will be available to transport Shareholders back to either the City Hall MRT Station or the Marsiling MRT Station after the Annual General Meeting.

PROXY STATEMENT

SIXTEENTH ANNUAL GENERAL MEETING

To Be Held On April 29, 2004

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors (the “Board”) of Chartered Semiconductor Manufacturing Ltd (the “Company”), a company incorporated in Singapore under the Companies Act, Chapter 50 of Singapore (the “Companies Act”), of proxies for voting at the Company’s Annual General Meeting of Shareholders (the “Annual General Meeting”) to be held in Singapore on Thursday, April 29, 2004 at the registered office of the Company located at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 at 11:00 a.m. (Singapore time), or any adjournments or postponements thereof, for the purposes set out in the accompanying Notice of Annual General Meeting. Shareholders should read this Proxy Statement carefully prior to returning their instruments appointing a proxy or proxies.

This Proxy Statement, the accompanying instrument appointing a proxy or proxies and the Notice of Annual General Meeting and the Company’s 2003 Annual Report to Shareholders (the “Annual Report”) were mailed to Shareholders on or about March 30, 2004.

In this Proxy Statement and the Notice of Annual General Meeting, references to “S$” shall mean Singapore dollars, the legal currency of Singapore and references to “$” shall mean United States dollars, the legal currency of the United States. This Proxy Statement contains translations of certain Singapore dollar amounts into U.S. dollars as of December 31, 2003, at an exchange rate of S$1.707 = $1.00. These translations should not be construed as a representation that those Singapore dollar or U.S. dollar amounts could have been, or could be, converted to U.S. dollars or Singapore dollars, as the case may be, at any particular rate, the rate stated above, or at all.

Shareholders Entitled to Notice of Annual General Meeting and Vote

The Board has fixed the close of business on March 1, 2004 as the date for determining those holders of ordinary shares, S$0.26 par value per share (“Shareholders”) who will be entitled to receive copies of the Notice of Annual General Meeting and this Proxy Statement and the Annual Report.

A Shareholder is a person whose name appears in the Depository Register of The Central Depository (Pte) Limited (“CDP”) in Singapore or in the Company’s Register of Shareholders (Members). A Shareholder whose name appears on the Depository Register of CDP as at 48 hours before the time set for the Annual General Meeting on April 29, 2004 shall be entitled to vote in person or by proxy at the Annual General Meeting.

As at January 31, 2004, the Company had 2,505,518,801 ordinary shares, S$0.26 par value per share (the “Ordinary Shares”), issued and outstanding.

Proxies

To be effective, the instrument appointing a proxy or proxies, a form of which is enclosed, must be deposited at the registered office of the Company at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 not

less than 48 hours before the time set for the Annual General Meeting, or any adjournment thereof. A proxy need not be a Shareholder and Shareholders may appoint any member of the Board, the Company Secretary or any other person as their proxy.

A proxy given pursuant to this solicitation may be revoked by the Shareholder giving it at any time not less than 48 hours before the time set for the Annual General Meeting by the Shareholder submitting a subsequently dated instrument appointing a proxy or at the Annual General Meeting prior to the vote of the resolution by the Shareholder attending the Annual General Meeting and voting in person.

Quorum

The required quorum for transaction of business at the Annual General Meeting is two or more Shareholders holding not less than 33 1/3% of the total issued and fully paid Ordinary Shares, present in person or by proxy.

Voting and Solicitation

On a show of hands, every Shareholder present in person or by proxy shall have one vote and on a poll, every Shareholder present in person or by proxy shall have one vote for each Ordinary Share held or represented. A resolution put to the vote of Shareholders at the Annual General Meeting will be decided on a show of hands unless a poll is demanded by the Chairman of the Annual General Meeting or a Shareholder present in person or by proxy and entitled to vote at the Annual General Meeting.

Ordinary Shares represented by a duly executed instrument appointing a proxy or proxies that is deposited with the Company (at least 48 hours before the time set for the Annual General Meeting) will be voted at the Annual General Meeting in accordance with Shareholders’ instructions contained in the instrument. In the absence of specific instructions in the instrument, the proxy or proxies of a Shareholder may vote or abstain as he or they may think fit. On a show of hands, each of the resolutions to be proposed at the Annual General Meeting will be duly passed by the affirmative vote of a simple majority of Shareholders present in person or by proxy and voting at the Annual General Meeting. On a poll, each of the resolutions to be proposed at the Annual General Meeting will be duly passed by the affirmative vote of a simple majority of votes cast at the Annual General Meeting, every Shareholder present in person or by proxy having one vote for each Ordinary Share held or represented.

The entire cost of soliciting proxies will be borne by the Company.

SUMMARY OF PROPOSALS

Shareholders will be requested to vote on the following proposals at the Annual General Meeting:

(1)	Adoption of the Audited Accounts of the Company for the year ended December 31, 2003, including the reports of the Directors and the Auditors;

(2)	Re-election of Directors retiring by rotation and a Director nominated by the Board to fill a casual vacancy;

(3)	Re-appointment of Directors pursuant to Section 153(6) of the Companies Act;

(4)	Re-appointment of Auditors and authorization of the Board to fix their remuneration;

(5)	Approval of Directors’ fees for services rendered during the year ended December 31, 2003;

(6)	Approval of the Company’s Employee Share Purchase Plan 2004;

(7)	Approval of the Company’s Share Purchase Plan 2004 for Employees of Silicon Manufacturing Partners Pte Ltd; and

(8)	Authorization to the Board to allot and issue shares and securities.

PROPOSAL NO. 1

Adoption of the Audited Accounts of the Company including the Reports of the Directors and Auditors

The Company’s Annual Report for the fiscal year ended December 31, 2003 accompanies this Proxy Statement. The Annual Report includes the Company’s United States dollar financial statements prepared in conformity with United States generally accepted accounting principles (“US GAAP”) and the Supplementary Information described hereafter. For the purposes of complying with the Companies Act, the Company has prepared for distribution to Shareholders, supplementary information (the “Supplementary Information”) containing financial information required to be presented under the Companies Act but which is not included in US GAAP financial statements. The financial statements are accompanied by the Auditors’ Reports of KPMG, the Company’s independent auditors.

The Board recommends a vote “FOR” the adoption of the Company’s Audited Accounts for the fiscal year ended December 31, 2003, including the reports of the Directors and Auditors.

PROPOSAL NO. 2(a)

Re-Election of Directors Retiring by Rotation

In accordance with Article 94 of the Articles of Association of the Company, a portion of the Directors shall retire at every annual general meeting of the Shareholders. The number of Directors retiring and eligible to stand for re-election each year varies, but generally is equal to one-third of the Board, with the Directors who have been in office longest since their re-election or appointment standing for re-election. Messrs. Andre Borrel, Tay Siew Choon and Peter Seah Lim Huat are retiring by rotation at the Annual General Meeting. They are eligible to stand for re-election and have offered themselves for re-election. The Board believes it is in the best interest of the Company to re-elect them as Directors.

The biographies of Messrs. Andre Borrel, Tay Siew Choon and Peter Seah Lim Huat and a complete listing of all our Directors are provided on pages 21, 22 and 23 of this Proxy Statement.

The Board recommends a vote “FOR” the re-election of each of Messrs. Andre Borrel, Tay Siew Choon and Peter Seah Lim Huat to the Board of Directors.

PROPOSAL NO. 2(b)

Re-Election of Director Elected by the Board to Fill a Casual Vacancy

The Board appointed Mr. Philip Tan Yuen Fah as a member of our Board to fill a casual vacancy on October 1, 2003. In accordance with Article 99 of the Articles of Association of the Company, Mr. Philip Tan’s appointment to our Board will expire at the Annual General Meeting. Mr. Philip Tan is eligible to stand for re-election and has offered himself for re-election. The Board believes it is in the best interest of the Company to re-elect him as a Director of the Company.

The biography of Mr. Philip Tan is provided on page 23 of this Proxy Statement.

The Board recommends a vote “FOR” the re-election of Mr. Philip Tan Yuen Fah to the Board of Directors.

PROPOSAL NO. 3(a) and (b)

Re-Appointment of Directors pursuant to Section 153(6) of the Companies Act

Section 153(1) of the Companies Act provides that, subject to sub-section (6) of Section 153, no person of or over the age of 70 years shall be appointed to act as a director of a public company or of a subsidiary of a public company. Section 153(6) allows the appointment of such a person by the passing of an ordinary resolution by a simple majority of shareholders of the company entitled to vote in person or by proxy at a general meeting of the company. A director appointed pursuant to Section 153(6) of the Companies Act would hold office until the next annual general meeting of the company.

In accordance with Section 153 of the Companies Act, Messrs. Charles E. Thompson and Robert E. La Blanc are offering themselves for re-appointment to the Board. The Board believes it is in the best interest of the Company to re-appoint them as Directors of the Company.

The biographies of Messrs. Charles E. Thompson and Robert E. La Blanc are provided on page 22 of this Proxy Statement.

The Board recommends a vote “FOR” the re-appointment of Messrs. Charles E. Thompson and Robert E. La Blanc to the Board of Directors and to hold such office until the next annual general meeting of the Company.

PROPOSAL NO. 4

Re-Appointment of Auditors and Authorization of the Board to fix their Remuneration

The firm of KPMG has served as independent auditors for the Company from the incorporation of the Company in 1987 to the fiscal year ended December 31, 2003. The Board intends to re-appoint KPMG as independent auditors to audit the accounts and records of the Company for the fiscal year ending December 31, 2004 and to perform other appropriate services. The Company expects that a representative from KPMG will be present at the Annual General Meeting. Such representative will have the opportunity to make a statement if he or she so desires and is expected to be available to respond to appropriate questions.

The Board recommends a vote “FOR” the re-appointment of KPMG as the Company’s independent auditors for the fiscal year ending December 31, 2004 and the authorization of the Board to fix their remuneration.

PROPOSAL NO. 5

Approval of Directors’ Fees

In accordance with Article 81 of the Articles of Association of the Company, Shareholders are requested to approve the payment of Directors’ fees of $427,125 for services rendered during the fiscal year ended December 31, 2003. The Directors’ fees for the fiscal year ended December 31, 2003 represent a decrease of $12,375 (2.8%) over the Directors’ fees of $439,500 for the fiscal year ended December 31, 2002. The Board held 5 meetings during the fiscal year ended December 31, 2003.

The Board recommends a vote “FOR” the approval of Directors’ fees of $427,125 for the fiscal year ended December 31, 2003.

PROPOSAL NO. 6

Approval of the Company’s Employee Share Purchase Plan 2004

In 2001, the Company established for the benefit of its employees and its subsidiaries’ employees an employee share purchase plan (the “Chartered ESPP 2001”) pursuant to the approval of its shareholders given at its annual general meeting held on May 30, 2001. The Chartered ESPP 2001 was established as part of the Company’s employee compensation policy to put the Company in a competitive position as an employer. An aggregate of 11,721,955 Ordinary Shares were available for purchase by participants in the Chartered ESPP 2001 and participants in a similar share purchase plan established in 2001 pursuant to the approval of the Company’s shareholders for the benefit of employees of the Company’s associated company, Silicon Manufacturing Partners Pte Ltd (“SMP”). As of February 29, 2004, all shares available under the Chartered ESPP 2001 had been issued and allotted and as a result, the Chartered ESPP 2001 was terminated.

In order to allow the Company to retain its competitive position as an employer, the Board has adopted, subject to approval by the Company’s Shareholders, the Employee Share Purchase Plan 2004 (the “Chartered ESPP 2004”). The Chartered ESPP 2004 would reserve for purchase by its participants, together with participants in a similar share purchase plan for employees of SMP as described in Proposal No.7 below, an aggregate of 30,000,000 Ordinary Shares. This is less than 1.2% of the Company’s 2,505,518,801 issued Ordinary Shares as of January 31, 2004. The Chartered ESPP 2004 is intended to be an employee stock purchase plan under Section 423 of the United States Internal Revenue Code of 1986, as amended (the “U.S. Tax Code”).

The Chartered ESPP 2004 is not subject to the provisions of the United States Employee Retirement Income Security Act of 1974 (“ERISA”), and is not a qualified plan under Section 401(a) of the U.S. Tax Code. The following is a brief summary of the Chartered ESPP 2004.

Principal Features of the Chartered ESPP 2004

Ordinary Shares Subject to the Chartered ESPP 2004. The Chartered ESPP 2004 will permit the purchase of up to 30,000,000 Ordinary Shares, less the number of Ordinary Shares that are purchased by participants under the Share Purchase Plan 2004 for Employees of Silicon Manufacturing Partners Pte Ltd (the “SMP ESPP 2004”) (as described in Proposal No. 7 below), on a share-for-share basis. The committee appointed by the Board to administer the Chartered ESPP 2004 may make proportional adjustments in the number of Ordinary Shares, to the price of Ordinary Shares that any participant has elected to purchase and to limitations on the number of Ordinary Shares each participant may purchase, in order to reflect such events as the declaration or payment of share dividends, share splits, or other changes in the capital structure of the Company.

Administration. The Chartered ESPP 2004 will be administered by a committee (the “Committee”) composed of two or more members appointed by and holding office at the pleasure of the Board. The Committee will have the power to interpret the Chartered ESPP 2004 and to adopt rules, regulations and guidelines for the implementation and operation of the Chartered ESPP 2004.

Eligibility. Each employee of the Company or a subsidiary designated by the Committee as a participating company under the Chartered ESPP 2004 (a “Participating Company”) (i) whose customary employment is more than five months per calendar year and more than 20 hours per week, and (ii) who has been an employee of the Company or a Participating Company for at least six months, will be eligible to participate in the Chartered ESPP 2004, unless the employee’s participation is prohibited by the law of any country which has jurisdiction over him or her or if the employee is subject to a collective bargaining agreement that does not provide for participation in the Chartered ESPP 2004. In addition, no participant will be granted a right to purchase Ordinary Shares under the Chartered ESPP 2004 if the participant, immediately after his or her election to purchase such Ordinary Shares, would own shares possessing more than 5% of the total combined voting power or value of all classes of shares in the capital of the Company or any parent or subsidiary of the Company. As of February 29, 2004, the number of the Company’s employees who would be eligible to participate under the terms of the Chartered ESPP 2004 was approximately 3376.

Offering Periods. The Chartered ESPP 2004 will be implemented through consecutive “Offering Periods.” Generally, an Offering Period is a six-month period beginning on March 1 and September 1 of each year.

Participation. Participation in the Chartered ESPP 2004 is voluntary.

Payroll Deductions. Subject to the approval of the Singapore Commissioner for Labour for certain categories of eligible employees, purchases of Ordinary Shares under the Chartered ESPP 2004 will be made by means of payroll deductions. Each eligible employee who elects to participate will designate on the enrollment form a percentage of his or her compensation that he or she elects to contribute on each payday and have credited to a plan account maintained on the Company’s books for the purchase of Ordinary Shares at the end of each Offering Period. This percentage must be a whole percentage from 1% to 10%. A participant will not be able to change this percentage during an Offering Period, except to discontinue contributions entirely or to withdraw from the Chartered ESPP 2004. If a participant wishes to discontinue contributions entirely, he or she may do so by filing the prescribed form with the Company. A participant who has discontinued contributions may resume contributions during a subsequent Offering Period, if he or she is then an eligible employee, by re-enrolling in the Chartered ESPP 2004.

Purchase of Ordinary Shares. The amount in each participant’s plan account on the last day of an Offering Period will be applied, without interest, to the purchase of that number of Ordinary Shares (rounded down to the nearest whole Ordinary Share or, if the Committee so determines, the next lower multiple of 10 whole Ordinary Shares) which such amount will purchase at a price which shall be the lower of (A) 85% of the fair market value of the Ordinary Share on the last trading day in such Offering Period, or (B) 85% of the fair market value of the Ordinary Share on the last trading day before the commencement of such Offering Period.

However, if at any time the Committee were to determine that the purchase price as determined under the method set forth above would or potentially would cause the Company to incur any stock-based compensation charge with respect to the Chartered ESPP 2004, then the Committee may in its discretion prescribe that the purchase price for each Ordinary Share purchased at the close of an Offering Period be determined by any alternative method as the Committee may prescribe in good faith in order to eliminate or reduce, if possible and to the extent the Committee deems advisable, any such stock-based compensation charge and so as not to increase the benefits to the participants under the Chartered ESPP 2004. In each case where the Committee prescribes a manner for determining such purchase price that would not increase the benefits to the participants, the Committee may, if it so elects, so prescribe without such action being subject to approval by a vote of the shareholders of the Company, except to the extent such shareholder approval is otherwise required by applicable law or regulation.

In any one calendar year, the number of shares available for purchase by participants in the Chartered ESPP 2004, together with the number of shares available for purchase in the same calendar year by participants in the SMP ESPP 2004 (as described in Proposal No. 7 below), is limited to 3,000,000 Ordinary Shares. While the Chartered ESPP 2004 continues to provide for two Offering Periods to commence in a calendar year, the number of shares available for purchase in each Offering Period by participants in the Chartered ESPP 2004, together with the number of shares available for purchase in the same Offering Period by participants in the SMP ESPP 2004, is limited to 1,500,000 Ordinary Shares per Offering Period.

In addition, no participant will be granted a purchase right under the Chartered ESPP 2004 which permits the participant’s rights to purchase Ordinary Shares under the Chartered ESPP 2004, together with other rights or options to purchase Ordinary Shares or other shares under all other employee share purchase plans subject to Section 423 of the U.S. Tax Code and operated by the Company or any parent or subsidiary, to accrue at a rate which exceeds $25,000 of the fair market value of such Ordinary Shares or other shares for each calendar year in which the option is outstanding at any time. In addition, the maximum number of Ordinary Shares that a participant may purchase with respect to any single Offering Period may not exceed the number of Ordinary Shares derived by dividing $12,500 by the fair market value of an Ordinary Share as of the commencement of the Offering Period. Subject to applicable laws or regulations, Ordinary Shares which are allotted to a participant at the end of an Offering Period will be issued in the name of CDP to the credit of the securities account of that participant maintained with CDP, the securities sub-account maintained with a CDP agent or the Central Provident Fund (“CPF”) investment account maintained with a CPF agent bank.

The Chartered ESPP 2004 provides that in the case where the Ordinary Shares are listed on any established stock exchange or national market system, the fair market value of an Ordinary Share will be based on the mean of the high and low sales prices for an Ordinary Share (or the mean of the high and low bids, if no sales were reported), as quoted on the stock exchange on which the Ordinary Shares are listed, for the date in question. In the absence of an established market or quotation system for the Ordinary Shares, the fair market value of an Ordinary Share will be determined by the Board in good faith. In no event will the purchase price for an Ordinary Share be less than the par value of an Ordinary Share.

Termination of Participation. A participant may elect to withdraw from the Chartered ESPP 2004 at any time before the date which is the 45th day before the last day of an Offering Period (or at any time before such other date within the relevant Offering Period as the Committee may prescribe). As soon as reasonably practicable thereafter, payroll deductions will cease and the entire amount credited to the participant’s plan account will be refunded to him or her in cash, without interest, after deducting any expenses incurred by the Company in maintaining such account. No partial withdrawals will be permitted. A former participant who has withdrawn from the Chartered ESPP 2004 may later re-enroll, as long as he or she meets the eligibility requirements. Re-enrollment may be effective only at the commencement of an Offering Period. Termination of employment as an eligible employee for any reason, including death, will be treated as an automatic withdrawal from the Chartered ESPP 2004.

Amendment and Termination of the Chartered ESPP 2004. The Board will have the right to amend, suspend or terminate the Chartered ESPP 2004 at any time and without notice. Shareholders’ approval will be required, however, to change the maximum aggregate number of Ordinary Shares to be issued under the Chartered ESPP 2004, except for a change in the number of Ordinary Shares due to a share dividend, a subdivision or consolidation of Ordinary Shares, or other change in the Company’s capital structure. In addition, Shareholders’ approval will be required to change the eligibility requirements for participation in the Chartered ESPP 2004, and for any other amendment of the Chartered ESPP 2004 to the extent required by applicable law or regulation.

Rights Not Transferable. Rights of any participant under the Chartered ESPP 2004 (including the right to acquire Ordinary Shares), or any participant’s interest in moneys to which he or she may be entitled under the Chartered ESPP 2004, will not be transferable other than by beneficiary designation or the laws of descent and distribution.

No Rights as an Employee. Nothing in the Chartered ESPP 2004 or in any right granted under the Chartered ESPP 2004 will confer upon a participant any right to continued employment by a Participating Company or restrict in any way the rights of the Participating Companies or of the participant to terminate employment at any time and for any reason, with or without cause.

No Rights as a Shareholder. A participant will have no rights as a Shareholder with respect to any Ordinary Shares that he or she may have a right to purchase under the Chartered ESPP 2004 until such Ordinary Shares have been purchased on the last day of the applicable Offering Period.

Key Differences from the Chartered ESPP 2001. The key difference between the Chartered ESPP 2004 and the Chartered ESPP 2001 is that the Chartered ESPP 2004 gives the Committee the right to stipulate that the purchase price for each Ordinary Share purchased at the close of an Offering Period be determined by an alternative method, which is to be prescribed by the Committee. If and when the Committee were to determine that the purchase price provision of the Chartered ESPP 2004 would or potentially would result in the Company incurring any stock-based compensation charge under accounting standards applicable to the Company at the relevant time, then the Committee may prescribe an alternative method of determining such purchase price in order to eliminate or reduce, if possible and to the extent the Committee deems advisable, any such stock-based compensation charge, and also so as not to increase the benefits to the participants under the Chartered ESPP 2004. Another important difference is that the Chartered ESPP 2004 imposes a limit of 3,000,000 Ordinary Shares per calendar year (and a limit of 1,500,000 Ordinary Shares per Offering Period while the Chartered ESPP 2004 still provides for two Offering Periods to commence in a calendar year) on the number of Ordinary Shares available for purchase both by participants in the Chartered ESPP 2004 as well as participants in the SMP ESPP 2004.

Tax Consequences

Singapore Taxation

The following is a general summary under current law of the Republic of Singapore on the income tax consequences of participants in the Chartered ESPP 2004 who are resident in Singapore. For the purposes of this summary, a resident in Singapore in relation to an individual, means a person who, in the year preceding the year of assessment, resides in Singapore except for such temporary absences therefrom as may be reasonable, and includes a person who is physically present or who exercises an employment (other than a director of a company) in the Republic of Singapore for 183 days or more during the year preceding the year of assessment.

This summary deals with the general tax principles that apply under the Republic of Singapore income tax law and is provided only for general information. Tax laws are complex and are subject to change and may vary depending on individual circumstances. This summary is based on tax laws in effect in the Republic of Singapore, and where applicable, on administrative interpretations on these tax laws, as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This summary does not discuss all aspects of income taxation that may be relevant to a participant who is a tax resident in the Republic of Singapore in light of his or her personal investment circumstances. This summarized tax information is therefore not tax advice.

Prospective participants are advised to consult a tax adviser as to the specific Singapore tax consequences of participating in the Chartered ESPP 2004.

For Singapore income tax purposes, any gains or profits, directly or indirectly, derived by any person from a right or benefit granted on or after January 1, 2003 to acquire shares in any company by reason of any office or employment by him will be subject to Singapore tax, in accordance with Sections 10(6) and 10(7) of the Income Tax Act, Chapter 134 of Singapore (“Income Tax Act”). In addition, liability to Singapore tax also depends on certain other general tax principles, for example the requirement that income must be accrued in or derived from Singapore or received in Singapore (subject to certain exceptions) from outside Singapore to be subject to income tax. The Inland Revenue Authority of Singapore (“IRAS”) has stated that it regards income arising from a right or benefit to acquire shares as accrued or derived in Singapore if the person granted the right or benefit is exercising employment in Singapore at the time the right or benefit is granted.

Under Section 10(6) of the Income Tax Act, gains or profits from a right or benefit to acquire shares are taxable at the time of the exercise, assignment, release or acquisition of the right or benefit. Further, in the event that a participant exercises a right or benefit granted under the Chartered ESPP 2004, the amount of gains or profits to be taxed in respect of an Ordinary Share acquired would be the last done price on the listing date of the Ordinary Share acquired less the amount paid for the Ordinary Share. The “last done price on the listing date” means the price of an Ordinary Share in the open market at the last transaction on the date on which such Ordinary Share is first listed on the Singapore Exchange Securities Trading Limited after its acquisition by the participant.

A special tax rule under Section 10(7) of the Income Tax Act applies to participants who are neither citizens nor permanent residents of Singapore, or are permanent residents of Singapore leaving Singapore permanently. Where such a participant was granted a right or benefit to acquire shares in a company while exercising an employment in Singapore, and such participant had not exercised, assigned, released or acquired the right or benefit immediately before cessation of that employment, any gains or profits from the right or benefit would be deemed to be income derived (on a so-called “deemed-

exercise” basis) by the participant one month before the date of cessation of the employment or the date the right of benefit is granted, whichever is the later, and the taxable gain or profit would be computed based on the price of the shares in the open market on the date of deemed derivation, less the amount paid for the shares. However, it is not entirely certain how Section 10(7) would apply to the Chartered ESPP 2004. For instance, the price which a participant would have paid for an Ordinary Share can be determinable only at the end of each Offering Period. As such, prospective participants are advised to consult their own tax advisers.

Generally, gains or profits derived upon disposal by a participant of Ordinary Shares acquired under the Chartered ESPP 2004 will not be subject to Singapore tax. This is because Singapore does not impose tax on capital gains. However, the gains or profits may be subject to income tax if they are construed to be of an income nature, for example, if they arise from activities which the IRAS regards as the carrying on of a trade or business in Singapore.

United States Federal Income Taxation

The following is a general summary under current law of the material United States federal income tax consequences to participants in the Chartered ESPP 2004 who are U.S. participants. For purposes of this summary, a “U.S. participant” includes the following:

•	Citizens or residents of the United States for United States federal income tax purposes;

•	Persons otherwise subject to United States federal income taxation on their worldwide income regardless of its source;

•	Estates the income of which is subject to United States federal income taxation regardless of source;

•	Any trust the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust, or, if the trust was in existence on August 20, 1996, has elected to continue to be treated as a United States person; or

•	Any other person that is subject to U.S. federal income tax on a net income basis in respect of an investment in the shares or the ADSs which represent the right to receive shares.

This summary deals with the general tax principles that apply under United States federal income tax law to U.S. participants and is provided for general information only. The discussion is based on the U.S. Tax Code, regulations thereunder, rulings and decisions now in effect, all of which are subject to change either prospectively or retroactively. The summary does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular participant in light of his or her personal investment circumstances. Some kinds of taxes, such as the alternative minimum tax and state and local income taxes are generally not discussed. This summarized tax information is therefore not tax advice.

Prospective participants are advised to consult a tax advisor as to the specific U.S. federal, state, and local tax consequences and foreign tax consequences of participating in the Chartered ESPP 2004.

The Chartered ESPP 2004 is intended to be an employee stock purchase plan under Section 423 of the U.S. Tax Code. A U.S. participant will not ordinarily incur U.S. federal income tax as a result of enrolling in the Chartered ESPP 2004 or purchasing Ordinary Shares under the Chartered ESPP 2004. Instead, if a U.S. participant sells or otherwise disposes of Ordinary Shares acquired under the Chartered ESPP 2004, there may be taxable income or loss. The U.S. federal income tax treatment of any gain or loss will depend on the timing of the disposition of the Ordinary Shares acquired under the Chartered ESPP 2004.

If a U.S. participant in the Chartered ESPP 2004 disposes of any Ordinary Shares acquired under the Chartered ESPP 2004 (i) within two years after the beginning of the Offering Period at the end of which the Ordinary Shares were purchased or (ii) within one year after the purchase of the Ordinary Shares, the U.S.

participant will be treated for U.S. federal income tax purposes as having received ordinary compensation income at the time of such disposition in an amount equal to the excess of the fair market value of the Ordinary Shares on the date the U.S. participant purchased the Ordinary Shares over the price the U.S. participant paid for the Ordinary Shares, regardless of whether the U.S. participant disposes of the Ordinary Shares at a price less than their fair market value as of the date the U.S. participant purchased the Ordinary Shares. The remainder of the gain or loss, if any, recognized on such disposition will be treated as capital gain or loss.

If a U.S. participant disposes of such Ordinary Shares at any time after expiration of the two-year and one-year holding periods specified in the preceding paragraph, or dies while owning the Ordinary Shares, the U.S. participant will be treated for U.S. federal income tax purposes as having received compensation income only to the extent of an amount equal to the lesser of (i) the excess, if any, of the fair market value of the Ordinary Shares at the time of such disposition or death over the purchase price paid by the U.S. participant for the Ordinary Shares, or (ii) the excess, if any of the fair market value of the Ordinary Shares on the first day of the Offering Period for those Ordinary Shares over the purchase price paid by the U.S. participant for the ordinary shares. The remainder of the gain or loss, if any, recognized on such disposition will be treated as capital gain or loss.

A Participating Company that is subject to U.S. income taxes is entitled to a tax deduction only to the extent that the U.S. participant recognizes ordinary income because he or she disposes of the Ordinary Shares before the expiration of the holding periods specified above.

Benefits to Named Executive Officers and Others

It is not possible to determine the number of Ordinary Shares or the value of Ordinary Shares that may be purchased by any person under the Company Purchase Plan because the decision to participate in the Company Purchase Plan is solely the employee’s, and the prices at which Ordinary Shares will be purchased will be determined in the future.

The Board recommends a vote “FOR” the approval of the Chartered ESPP 2004.

PROPOSAL NO. 7

Approval of the Company’s Share Purchase Plan 2004 for Employees of Silicon Manufacturing Partners Pte Ltd

The Chartered ESPP 2004 referred to in Proposal No. 6 is intended to be an employee stock purchase plan under Section 423 of the U.S. Tax Code. In order to qualify under Section 423 of the U.S. Tax Code, participation must be limited to employees of the Company and its parent and subsidiary corporations. As SMP is not a subsidiary of the Company within the meaning of Section 423 of the U.S. Tax Code, being only 49% owned by the Company, employees of SMP cannot participate in the Chartered ESPP 2004.

In 2001, the Company established for the benefit of employees of SMP an employee share purchase plan (the “SMP ESPP 2001”) pursuant to the approval of the Company’s shareholders given at the Company’s annual general meeting held on May 30, 2001. The SMP ESPP 2001 was established as part of the Company’s employee compensation policy to put SMP in a competitive position as an employer. The SMP ESPP 2001 together with the Chartered ESPP 2001 covered an aggregate of 11,721,955 Ordinary Shares. As of February 29, 2004, all shares available under the SMP ESPP 2001 had been issued and allotted and as a result, the SMP ESPP 2001 was terminated.

In order to allow SMP to retain its competitive position as an employer, the Board of Directors of the Company and the Board of Directors of SMP have, subject to obtaining all necessary regulatory approvals, adopted the Company’s Share Purchase Plan 2004 For Employees of SMP (the “SMP ESPP 2004”) which contains terms substantially similar to the terms of the Chartered ESPP 2004 and provides for eligible employees of SMP to purchase Ordinary Shares from the Company on substantially the same terms as eligible employees of the Company under the Chartered ESPP 2004. While the plans are substantially similar, there may be some differences in the U.S. tax consequences of the plans but we expect the differences in the U.S. tax consequences to be immaterial because of the limited number of U.S. taxpayers expected to participate in the SMP ESPP 2004. The Singapore tax consequences of the Chartered ESPP 2004 (as described in the Singapore Taxation section under Proposal No. 6 above) apply generally, with the appropriate modifications, to the Singapore tax consequences of the SMP ESPP 2004. Prospective participants are advised to consult a tax adviser as to the specific Singapore tax consequences and U.S. federal, state and local tax consequences of participating in the SMP ESPP 2004.

The Board is of the view that the participation of SMP employees in the SMP ESPP 2004 will motivate such employees to maximize performance and will encourage the Company’s employees to transfer over to SMP as and when required. Contributions made by SMP employees to SMP’s operations are crucial to the Company as SMP is one of the Company’s principal associated companies. The aggregate number of Ordinary Shares that are reserved for purchase under the Chartered ESPP 2004 and the SMP ESPP 2004 is 30,000,000, which is less than 1.2% of the Company’s 2,505,518,801 issued Ordinary Shares as of January 31, 2004. As of February 29, 2004, the number of SMP employees who would be eligible to participate under the terms of the SMP ESPP 2004 was approximately 595. The SMP ESPP 2004 will not be a qualified plan under Section 423 of the U.S. Tax Code. In addition, the SMP ESPP 2004 is not subject to the provisions of ERISA, and is not a qualified plan under Section 401(a) of the U.S. Tax Code.

The key difference between the new SMP ESPP 2004 and the SMP ESPP 2001 is that the SMP ESPP 2004 gives the Committee the right to stipulate that the purchase price for each Ordinary Share purchased at the close of an Offering Period be determined by an alternative method, which is to be prescribed by the Committee. If and when the Committee were ever to determine that the purchase price provision of the SMP ESPP 2004 would or would potentially result in the Company incurring any stock-based compensation charge under accounting standards applicable to the Company at the relevant time, then the Committee may prescribe an alternative method of determining such purchase price in order to eliminate or reduce, if possible and to the extent the Committee deems advisable, any such stock-based compensation charge, and also so as not to increase the benefits to the participants under the SMP ESPP 2004. In each case where the Committee prescribes a manner for determining such purchase price that would not increase the benefits to the participants, the Committee may, if it so elects, so prescribe without such action being subject to approval by a vote of the shareholders of the Company, except to the extent such shareholder approval is otherwise required by applicable law or regulation. Another important difference is that the SMP ESPP 2004 imposes a limit of 3,000,000 Ordinary Shares per calendar year (and a limit of 1,500,000 Ordinary Shares per Offering Period while the Plan still provides for two Offering Periods to commence in a calendar year) on the number of Ordinary Shares available for purchase both by participants in the SMP ESPP 2004 as well as participants in the Chartered ESPP 2004.

The Board recommends a vote “FOR” the approval of the SMP ESPP 2004.

PROPOSAL NO. 8(a), (b) and (c)

Authorization of the Board to Allot and Issue Shares and Securities

The Company is incorporated in the Republic of Singapore. Pursuant to the Companies Act, Directors may exercise any power of the Company to issue new Ordinary Shares only with the prior approval of the Shareholders of the Company at a general meeting. Such approval, if granted, is effective from the date of the meeting at which it was given to the conclusion of the next annual general meeting of shareholders of the Company or the expiration of the period within which the next annual general meeting is required by law to be held, whichever is earlier.

Shareholders’ approval is sought for the issue of new Ordinary Shares during the period from the Annual General Meeting to the next annual general meeting. This approval, if granted, will lapse at the conclusion of the annual general meeting of the Company to be held in 2005 or, if earlier, the expiration of the period within which the next annual general meeting is required by law to be held.

The requirement for Shareholders’ approval under the Companies Act extends to the issue of new Ordinary Shares arising from the conversion, exchange or exercise of other securities, including warrants or options to subscribe for new Ordinary Shares or to purchase from the Company other securities issued or to be issued by the Company, debt securities and securities which are convertible into, exchangeable for, or exercisable for new Ordinary Shares, new Ordinary Shares pursuant to any offers, agreements, options, undertakings, guarantees and/or indemnities to be made, entered into or issued by the Company, as well as new Ordinary Shares to be issued pursuant to the exercise of options under the Company’s Share Option Plan 1999 (“the 1999 Option Plan”).

Shareholders’ approval is sought for the creation and issuance of new securities, including but not limited to warrants, options or other securities convertible into, exchangeable for, or exercisable for, Ordinary Shares, the making, entry into and/or issue of offers, agreements, options, undertakings, guarantees and/or indemnities by the Company which would or might require the issue of Ordinary Shares, and the issuance of Ordinary Shares required or permitted to be allotted and issued on the conversion, exchange or exercise of such securities, pursuant to such offers, agreements, options, undertakings, guarantees and/or indemnities, or upon the exercise of any options under the 1999 Option Plan.

The Board believes that it is advisable and in the best interests of the Company and its Shareholders to have a sufficient number of new Ordinary Shares for issuance in future financing transactions, acquisitions and other proper corporate opportunities and purposes. Having additional Ordinary Shares available for issuance in the future would give the Company greater flexibility to pursue corporate opportunities and, subject to the listing requirements of the Nasdaq National Market, enable it to issue Ordinary Shares without the expense and delay of having to convene an extraordinary general meeting of Shareholders.

The Nasdaq National Market listing requirements mentioned above generally require that the Company obtain Shareholders’ approval prior to, among other things, the issuance of securities in connection with the following:

(i)	where the issuance will result in a change of control of the Company;

(ii)	in connection with certain acquisitions of stock or assets of another company, including where the issuance of Ordinary Shares (or securities convertible into or exercisable into Ordinary Shares) will equal or exceed 20% or more of the outstanding Ordinary Shares prior to such issuance; or

(iii)	in connection with a sale or issuance of Ordinary Shares (other than a public offering), where the sale or issuance of Ordinary Shares (or securities convertible into or exercisable into Ordinary Shares) is at a price less than the greater of book value and market value, and such issuance equals or exceeds 20% of the outstanding Ordinary Shares prior to such issuance.

The Shareholders’ approval that the Company is seeking under this proposal No. 8 to authorize the Directors to issue new Ordinary Shares and securities does not extend to the issue of securities in connection with the above. Before the Company can issue securities in connection with the above, it generally would be required to re-seek Shareholder approval under the Nasdaq National Market listing requirements.

In summary, under proposal No. 8(a), (b) and (c), Shareholders are requested to authorize the Board to:

a)	allot and issue shares in the capital of the Company pursuant to Section 161 of the Companies Act;

b)	create and issue securities and to allot and issue shares in connection therewith in the capital of the Company pursuant to Section 161 of the Companies Act; and

c)	offer and grant options and to allot and issue additional shares in the capital of the Company pursuant to the 1999 Option Plan.

The Board recommends a vote “FOR” each of the resolutions set out under proposal No. 8 as described above and in the Notice of Annual General Meeting.

OTHER BUSINESS

The Board does not presently intend to bring any other business before the Annual General Meeting, and so far as is known to the Board, no matters will be brought before the Annual General Meeting except as is specified in this Proxy Statement. As to any business that may properly come before the Annual General Meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of those persons voting such proxies.

DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth, as of January 31, 2004, the name, age and position of each director and member of senior management of our company.

Name	Age	Position

Board Of Directors (1)

James A. Norling (2) (3) (6)	61	Chairman of the Board
Lim Ming Seong (3) (4) (6)	56	Deputy Chairman of the Board
Chia Song Hwee (2)	41	Director
Sum Soon Lim (3) (4) (5) (6)	60	Director
Robert E. La Blanc (5)	69	Director
Andre Borrel (3) (4) (5) (6)	67	Director
Charles E. Thompson (3) (6)	74	Director
Tsugio Makimoto, PhD	66	Director
Tay Siew Choon (2) (3) (4) (6)	56	Director
Peter Seah Lim Huat (2) (3) (6)	57	Director
Philip Tan Yuen Fah (5)	59	Director

Senior Management (1)

Chia Song Hwee	41	President and Chief Executive Officer
Ang Kay Chai	44	Senior Vice President, Fab Operations
Michael J. Rekuc	54	Senior Vice President, Worldwide Sales and Marketing
Sun Shi-Chung, PhD	56	Senior Vice President, Technology Development
George Thomas	50	Vice President and Chief Financial Officer
Ang Tang Yong	46	Vice President, Quality, Reliability Assurance and Support Operations
Roy Kannan	51	Vice President, Chief Information Officer
Ng Seng Huwi	46	Vice President, Human Resources
Tan Seng Chai	41	Vice President, Strategy Resources

(1)	A portion of our directors (including our President and Chief Executive Officer) are elected at each annual general meeting of shareholders. The number of directors retiring and eligible to stand for re-election each year varies, but generally, it is equal to one-third of the board, with the directors who have been in office longest since their re-election or appointment standing for re-election. Our contracts with senior management and/or directors do not have fixed expiry dates but can be terminated by either party through notice provisions.

(2)	Member of the Executive Committee.

(3)	Member of the Executive Resource and Compensation Committee, or the ERCC.

(4)	Member of the Budget Committee.

(5)	Member of the Audit Committee. Mr. Andre Borrel was also appointed as a member of the Audit Committee as of February 5, 2004.

(6)	Member of the Nominating Committee.

[PHOTO OF MR. JAMES A. NORLING]

JAMES A. NORLING

James A. Norling has served on our Board of Directors since March 1, 2001 and as our Chairman of the Board since August 1, 2002. Mr. Norling also served as interim Chief Executive Officer from May 2002 to June 2002. He has 37 years of working experience in the electronics industry. Mr. Norling was with Motorola Inc. from 1965 to 2000 holding various positions, including President of the Semiconductor Products Sector in 1986, President of the Europe, Middle East and Africa region in 1993, Deputy to the Chief Executive Officer in 1998 and President of the Personal Communications Sector in 1999 until his retirement. He has previously served as a board member and the Chairman of the Semiconductor Industry Association. Mr. Norling is currently a board member of Harley-Davidson, Inc. Mr. Norling holds a B.Sc and a Masters degree in Electrical Engineering from the University of Illinois.

[PHOTO OF MR. LIM MING SEONG]

LIM MING SEONG

Lim Ming Seong has served on our Board of Directors since November 1987 and as our Deputy Chairman of the Board since August 1995. Mr. Lim currently sits on the boards of various companies, including as Deputy Chairman of ST Assembly Test Services Ltd and Chairman of CSE Global Ltd. After joining Singapore Technologies Pte Ltd in December 1986, Mr. Lim has held various senior positions in the Singapore Technologies group. Prior to joining Singapore Technologies Pte Ltd, Mr. Lim was with the Ministry of Defence of Singapore. Mr. Lim received his Bachelor of Science (Honors) in Mechanical Engineering from the University of Toronto and his Diploma in Business Administration from the University of Singapore. Mr. Lim also participated in the Advanced Management Programs at INSEAD and Harvard University.

[PHOTO OF MR. CHIA SONG HWEE]

CHIA SONG HWEE

Chia Song Hwee has served on our Board of Directors and as our President and Chief Executive Officer since June 2002. Prior to his appointment, Mr. Chia had served as our Chief Administrative Officer since September 2000, as our Senior Vice President since February 2000 and as our Chief Financial Officer since December 1997. Mr. Chia was our Director of Finance from April 1996 to December 1997. Since joining our company in 1996, his responsibilities have steadily expanded to include the areas of finance, strategic development, technology alliances and legal. From May 1992 through December 1994, Mr. Chia was Regional Financial Controller (Asia and Middle East) for Anadrill Technical Services, Inc. From January 1995 to April 1996, Mr. Chia was Regional Controller (Asia, Australia and Middle East) for Sedco Forex Technical Services, Inc. Mr. Chia received his Bachelor of Business (Accountancy), with distinction, from Edith Cowan University, Australia and is a Certified Practicing Accountant by the Australian Society of CPAs.

[PHOTO OF MR. SUM SOON LIM]

SUM SOON LIM

Sum Soon Lim has served on our Board of Directors since February 1994. He is currently a corporate adviser to Singapore Technologies Pte Ltd and Temasek Holdings (Private) Limited. Mr. Sum had worked with the Singapore Economic Development Board, DBS Bank, J.P. Morgan Inc., Overseas Union Bank and Nuri Holdings (S) Pte Ltd, a private investment holding company. He is also a member of the Securities Industry Council. Mr. Sum currently also sits on the board of various companies, including CapitaLand Ltd, Singapore Health Services Pte Ltd, Singapore Technologies Telemedia Pte Ltd and Singapore Press Holdings Ltd. He is also a Commissioner in P.T. Indonesian Satellite Corporation. Mr. Sum received his B.Sc (Honors) in Production Engineering from the University of Nottingham, England.

[PHOTO OF MR. ROBERT E. LA BLANC]

ROBERT E. LA BLANC

Robert E. La Blanc has served on our Board of Directors since May 1998 and is the President of Robert E. La Blanc Associates, Inc., an information technologies consulting and investment banking firm. From 1979 to 1981, Mr. La Blanc was Vice Chairman of Continental Telecom, Inc. and from 1969 to 1979, a General Partner of Salomon Brothers Inc. Mr. La Blanc has also held various senior positions within companies in the telecommunications industry including AT&T, Bell Telephone Laboratories and New York Telephone Company. Mr. La Blanc received his B.E.E. from Manhattan College and his MBA from New York University. Mr. La Blanc also is a graduate of the Operating Engineers Program at Bell Telephone Laboratories and the USAF Communications Officers School.

[PHOTO OF MR. ANDRE BORREL]

ANDRE BORREL

Andre Borrel has served on our Board of Directors since July 1998 and is currently working as a consultant in the semiconductor industry. Prior to joining our Board of Directors, Mr. Borrel was Senior Vice President and General Manager of Communications, Power and Signal Technology Group at Motorola Inc. Mr. Borrel is also an Officer of the French National Order of Merit and holds a Master Degree in Electronics from “Ecole Nationale Superieure des Telecommunications” in Paris, France.

[PHOTO OF MR. CHARLES E. THOMPSON]

CHARLES E. THOMPSON

Charles E. Thompson has served on our Board of Directors since September 1998 and is currently working as a consultant in the information technology/semiconductor technology industry. From 1973 to 1996, Mr. Thompson was World Marketing Senior Vice President at Motorola Inc. Prior thereto, Mr. Thompson was Computer Department Sales Director at General Electric. Mr. Thompson received his Bachelor of Science in Mathematics from the University of Washington.

[PHOTO OF MR. TSUGIO MAKIMOTO, PhD]

TSUGIO MAKIMOTO, PhD

Tsugio Makimoto has served on our Board of Directors since September 1999 and has more than 40 years of working experience in the semiconductor industry. He is currently Corporate Adviser / Chief Technology Officer to Sony Corporation or Sony. Prior to joining Sony, Dr. Makimoto has worked for Hitachi Ltd since 1959 where he has held various senior positions, including Executive Managing Director in 1993, Senior Executive Managing Director in 1999 and Corporate Chief Technologist since 1998. Dr. Makimoto is an Auditor of Hitachi Chemical Corporation since 2000. He was also nominated a Fellow of the Institute of Electrical and Electronics Engineers, Inc. in 1997. Dr. Makimoto is also a visiting professor at Toyo University.

[PHOTO OF MR. TAY SIEW CHOON]

TAY SIEW CHOON

Tay Siew Choon has served on our Board of Directors since July 2001. Mr. Tay is the Managing Director and Chief Operating Officer of Singapore Technologies Pte Ltd and Deputy Chairman and Chief Executive Officer of Green Dot Capital Pte Ltd, a wholly owned subsidiary of Singapore Technologies Pte Ltd. Prior to joining Singapore Technologies Pte Ltd, he was the Managing Director and Deputy Chief Executive Officer of SembCorp Industries Ltd and has held various senior positions in Singapore Technologies Industrial Corporation Ltd. Mr. Tay currently also sits on the board of various companies including Sembcorp Industries Ltd, Singapore Computer Systems Limited, SNP Corporation Ltd and, ST Assembly Test Services Ltd. Mr. Tay received his Bachelor of Engineering (Electrical) (Honors) Degree from Auckland University and his Masters of Science in Systems Engineering from the former University of Singapore (now National University of Singapore).

[PHOTO OF MR. PETER SEAH LIM HUAT]

PETER SEAH LIM HUAT

Peter Seah has served on our Board of Directors since January 2002. Mr. Seah is the President and Chief Executive Officer of Singapore Technologies Pte Ltd. Prior to joining Singapore Technologies Pte Ltd, he has been a banker for the past 32 years, 22 of which have been with the Overseas Union Bank Ltd and before that with Citibank. He retired from his position as Vice Chairman and CEO at Overseas Union Bank Ltd in September 2001. Mr. Seah currently sits on the board of various companies including SembCorp Industries Ltd, CapitaLand Ltd, ST Engineering Ltd and ST Assembly Test Services Ltd. Mr. Seah graduated from the University of Singapore in 1968 with an honors degree in Business Administration. For his public service, he was awarded the Public Service Medal (1995) as well as the Public Service Star in 1999 by the Singapore Government.

[PHOTO OF MR. PHILIP TAN YUEN FAH]

PHILIP TAN YUEN FAH

Philip Tan has served on our Board of Directors and as our Chairman of the Audit Committee since October 2003. He is currently an independent consultant and also sits on the boards of companies such as Overseas Union Insurance Ltd and Singapore Food Industries Ltd. Mr. Tan is a veteran in the banking and financial industry. He retired in 2002 from Overseas Union Bank Ltd after holding various positions since joining the company in 1979. Mr. Tan holds a Bachelor of Accountancy from the University of Singapore and a Bachelor of Laws from the University of Wolverhampton, UK. In addition, Mr Tan also holds a graduate diploma in Business Administration from the Manchester Business School, UK. He is a Certified Public Accountant and a member of the Accounting Standards Committee of the Institute of Certified Public Accountants of Singapore. He is also a Chartered Management Accountant of the Chartered Institute of Management Accountants of UK and a Fellow of CPA (Australia).

[PHOTO OF MR. ANG KAY CHAI]

ANG KAY CHAI

Ang Kay Chai has served as our Senior Vice President, Fab Operations, since September 2002. Mr. Ang is responsible for manufacturing strategy and operational excellence across all of Chartered’s fabs. Mr. Ang returned to Chartered after spending four years at Silterra Malaysia Sdn, Bhd., where he was responsible for fab operations. There, he led teams in technology partner selection, green field fab startup, transfer of 0.25um and 0.18um technology and developing foundry-compatible process capabilities. Prior to that, Mr. Ang spent nine years at Chartered where he led the initial conception, development and ramp up of Fab 2 and Fab 3. Mr. Ang first joined Chartered in 1989 and was one of the pioneers on Chartered’s Fab 1 team. Mr. Ang holds a Master of Science degree in Engineering from the University of Texas and a Bachelor of Engineering degree from the National University of Taiwan.

[PHOTO OF MR. MICHAEL J. REKUC]

MICHAEL J. REKUC

Michael J. Rekuc has served as our Senior Vice President, Worldwide Sales and Marketing since August 2003. He has the overall responsibility for global sales, marketing and services, customer support and regional business operations. From January 1999 to July 2003, Mr. Rekuc served as our President of our Americas operations. Mr. Rekuc brings nearly 30 years of electronics and semiconductor industry experience. From 1976 until joining Chartered in January 1999, Mr. Rekuc held sales, management and director positions in the semiconductor product sector of Motorola Inc. His most recent positions at Motorola Inc. included worldwide responsibilities as global sales director for wireless subscriber systems and a 2 year role as vice president and sales director for PC, computing and peripherals. Mr. Rekuc holds a BSEE from Lawrence University of Michigan.

[PHOTO OF MR. SUN SHI-CHUNG, PhD]

SUN SHI-CHUNG, PhD

Sun Shi-Chung has served as our Senior Vice President, Technology Development since December 2001. Dr. Sun has the overall responsibility for technology development and execution according to the competitive technology roadmap. Dr. Sun has more than 29 years of experience in the semiconductor industry. He joined us from Promos Technologies in Taiwan, where he was the head of research and development. During his career, he has held various positions with TSMC, Advanced Micro Devices Inc., Catalyst Semiconductor, Hewlett-Packard and AT & T Bell Labs. Dr. Sun received his PhD in electrical engineering from Stanford University, his M.S. in electrical engineering from the State University of New York and his B.S. in electrical engineering from National Cheng Kung University in Taiwan. Dr. Sun has been awarded several U.S. patents with several more pending, and his work has been featured in more than 100 technical publications.

[PHOTO OF MR. GEORGE THOMAS]

GEORGE THOMAS

George Thomas has served as our Vice President and Chief Financial Officer since June 2002 and has overall responsibility for our company’s finance, investor relations and legal functions. From September 2000 to June 2002. Mr. Thomas served as Vice President, Finance. He joined our company in May 2000 as Group Controller. Mr. Thomas began his Finance/Accounting career with Canadian Met-Chem, a subsidiary of U.S. Steel Corporation as Internal Auditor and Senior Accounts Executive in 1978. From June 1983 to April 2000, he held various positions at Schlumberger’s Sedco Forex Division, including Controller, Operations-Worldwide, Regional Controller, Asia & Australia, Controller, Indonesia Operations, and Finance Manager of Arabian Drilling Company, a joint venture between Schlumberger and Petromin. He has served on the Board of Directors of Chartered Silicon Partners Pte Ltd since April 2001 and the Board of Directors of Silicon Manufacturing Partners Pte Ltd as an alternate director since July 2003. Mr. Thomas received his Bachelor Degree in Commerce and in General Law. He is also a member of the Institute of Chartered Accountants of India.

[PHOTO OF MR. ANG TANG YONG]

ANG TANG YONG

Ang Tang Yong has served as our Vice President, Quality, Reliability Assurance and Support Operations since July 2002. He has overall responsibility for facilities, supply management and quality assurance. Mr. Ang first joined our company in 1993 as Facilities Director and during the next seven years served consecutively as Vice President and Operations Manager of our Fab 1, General Manager of Silicon Manufacturing Partners (SMP or Fab 5), and as General Manager of Chartered Silicon Partners (CSP or Fab 6). Mr. Ang has more than 20 years of working experience in the semiconductor industry. Prior to joining our company, Mr. Ang held positions in the United States and Singapore with AT&T, Hitachi and Texas Instruments. From March 2001 to July 2002, he was president of Ellipsiz, a provider of semiconductor engineering and manufacturing services, headquartered in Singapore. Mr. Ang received a diploma in electrical engineering from Singapore Polytechnic and a master’s degree in business administration from the State University of New York.

[PHOTO OF MR. RAY KANNAN]

ROY KANNAN

Roy Kannan has served as our Vice President and Chief Information Officer (CIO) since September 2003. Mr. Kannan is responsible for our global information technology organization and for driving our company’s strategic initiative to extend a virtual business systems network for supporting the business systems network for supporting the business requirements of customers, partners, suppliers and employees. He joined us from the RGM group, a multi-divisional conglomerate, where he was the CIO. His responsibilities included the revamp of the company’s data, voice, network and security infrastructure, as well as the management of IS operations and data centers. During Mr. Kannan’s more than 20 years of experience in the information systems (IS) industry, he has held senior positions at leading IS solutions companies such as Compaq, Mastek, Digital Equipment and Patni. Mr. Kannan holds a Bachelor of Chemical Engineering Degree from the Indian Institute of Technology, Madras, and a post-graduate diploma in management from the Indian Institute of Management, Ahmedabad.

[PHOTO OF MR. NG SENG HUWI]

NG SENG HUWI

Ng Seng Huwi has served as our Vice President, Human Resources since July 2003. Mr. Ng is responsible for the overall development and implementation of policies and processes in our company’s human resources management system. Mr. Ng brings with him extensive work experience in a number of large multi-national companies. He joined us from Praxair Inc., where he was vice president of Asia Human Resources with responsibilities that included ensuring organizational effectiveness, improving productivity and managing performance. During his 22 year professional career, Mr. Ng has lived and worked around the world, holding a variety of human resources, engineering and operations positions in global companies, including Schlumberger, Unilever and ICI. Mr. Ng holds a Bachelor of Engineering (Honors) from the University of Aberdeen in Scotland and an MBA from the University of Sheffield, England.

[PHOTO OF MR. TAN SENG CHAI]

TAN SENG CHAI

Tan Seng Chai has served as our Vice President, Strategy Resources since July 2003. Mr. Tan has overall responsibility for the coordination of Chartered’s long-term strategic initiatives and serves as the liaison with the management team, as well as the external communication teams. Prior to his appointment, Mr. Tan served as our Vice President, Human Resources from July 1999 to July 2003. He joined our company in April 1996 as a human resource manager. Mr. Tan has more than 16 years of experience in the semiconductor industry. He began his career at National Semiconductor in 1987 where he held various positions in engineering, production and human resource management. Mr. Tan later joined Creative Technology Ltd in 1994 and prior to joining our company, he was Creative Technology Ltd’s Senior Manager, Human Resource. Mr. Tan holds a Bachelor of Engineering (Hons) from the National University of Singapore in 1987 and a M.Sc (Industrial and System Eng) from the National University of Singapore in 1991.

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

The aggregate compensation we paid to or accrued for all of our directors and senior management for services rendered to us and our subsidiaries during the fiscal year ended December 31, 2003 was approximately $3 million. We also provide our directors and our senior management with customary director or senior management insurance, as appropriate.

The table below sets out the compensation paid to our directors during the fiscal year ended December 31, 2003:

Summary compensation table for the year ended December 31, 2003
(in $ thousands)

	Salary (1)	Bonus (2)	Others (3)	Directors’ Fees	Total
James A. Norling	—	—	1	75	76
Lim Ming Seong	—	—	—	43	43
Chia Song Hwee	284	11	44	—	339
Sum Soon Lim	—	—	—	38	38
Robert E. La Blanc	—	—	—	35	35
Andre Borrel	—	—	—	46	46
Charles E. Thompson	—	—	—	35	35
Tsugio Makimoto	—	—	—	28	28
Tay Siew Choon	—	—	—	35	35
Peter Seah Lim Huat	—	—	—	35	35
Philip Tan Yuen Fah	—	—	—	9	9
James H. Van Tassel(4)	—	—	—	13	13
Aubrey C. Tobey(4)	—	—	—	15	15
Koh Beng Seng(5)	—	—	—	24	24
Premod Paul Thomas(6)	—	—	—	—	—

Total as of December 31, 2003	284	11	45	431	771

Total as of December 31, 2002	825	683	552	439	2,499

(1)	Base salary (inclusive of employers’ Central Provident Fund (CPF)).

(2)	Economic Value Added (EVA) (inclusive of employers’ CPF). In 2003, Chia Song Hwee received the final payment of EVA bonus, which was paid to all of the Company’s eligible employees, which had accrued while he was the Chief Financial Officer in year 2000. He did not receive any other bonus in 2003.

(3)	Allowances (inclusive of employers’ CPF) and others.

(4)	Retired as Director on May 14, 2003.

(5)	Resigned as Director on October 1, 2003.

(6)	Resigned as Alternate Director on April 24, 2003.

During 2003, we also granted options to purchase 3,780,000 ordinary shares to our directors and senior management. These options were granted under our 1999 Option Plan. The exercise prices of these options range from S$0.72 to S$1.10. The expiration dates of these options range from February 28, 2004 to August 29, 2013, subject to annual vesting requirements.

All of our senior management and employees are eligible to participate in our employee bonus plans. The plans provide for bonus payments based upon our achievement of certain operational, financial and customer satisfaction targets. Upon achievement of these targets, the participants in our plans are awarded bonuses based on either a percentage of their annual salary or a fixed amount. Our President and Chief Executive Officer does not have a guaranteed minimum annual bonus. None of our directors receive benefits upon termination of their appointment in their capacity as directors.

BOARD PRACTICES AND BOARD COMPOSITION

Our Articles of Association set the minimum number of directors at two. As of January 31, 2004 we have 11 directors. A portion of our directors (including our President and Chief Executive Officer) are re-elected at each annual general meeting of shareholders. The number of directors retiring and eligible to stand for re-election each year varies, but generally it is equal to one-third of the board, with the directors who have been in office longest since their re-election or appointment standing for re-election. Singapore Technologies, through its affiliate, owns 60.28% of our outstanding ordinary shares. As such, it is able to control actions over many matters requiring approval by our shareholders, including the election of directors.

Under the Nasdaq rules, companies that satisfy the definition of a “Controlled Company” may be exempt from certain regulatory requirements. The regulatory requirements which “Controlled Companies” are exempt from are:

(i)	the requirement that the majority of Board members must be independent;

(ii)	the requirement that the independent directors must meet without management in regular executive sessions;

(iii)	the requirement that the compensation committee must be comprised solely of independent directors, or that compensation of our senior management must be made by a majority of the independent directors on the full Board; and

(iv)	the requirement that the nomination committee must be comprised solely of independent directors or that nominations must be made by a majority of the independent directors on the full Board.

A “Controlled Company” is defined as a company of which more than 50% of the voting power is held by an individual, group or another company. As Singapore Technologies through its affiliate owns more than 50% of our outstanding ordinary shares, our company falls under the definition of “Controlled Company” and our Board has resolved to rely on the exemption for “Controlled Companies” as provided under the Nasdaq rules. However, our Board may from time to time review this decision.

In addition, the current Nasdaq rules require that our Audit Committee be comprised solely of independent directors. Although one of our Audit Committee members does not qualify as independent under the Nasdaq rules, we are currently exempt from this requirement pursuant to an exemption we previously received from Nasdaq. In the event we are no longer able to rely on this exemption in the future, we anticipate that we would rely on the Nasdaq rule which permits one non-independent director to be appointed to the Audit Committee for a period of up to two years if the Board makes a determination that, under exceptional and limited circumstances, the director’s membership on the committee is in the best interests of the Company and its shareholders.

The Board of Directors held five meetings during the fiscal year ended December 31, 2003, including four regularly scheduled meetings and one special meeting. The Board of Directors also held meetings without senior management in regular sessions which are generally held immediately after a regularly scheduled Board meeting.

COMMITTEES OF THE BOARD OF DIRECTORS

(a) Executive Committee

The Executive Committee of our Board of Directors was established to enable our Board to delegate some of its powers and functions regarding the governing of the affairs of the Company and its subsidiaries to the Executive Committee in order to facilitate timely decision-making processes within the limits of authority as determined by our Board. The members of the Executive Committee are Messrs. James A. Norling (chairman), Peter Seah Lim Huat, Tay Siew Choon and Chia Song Hwee. The Executive Committee held two meetings during fiscal year ended December 31, 2003.

(b) Audit Committee

The Audit Committee of our Board of Directors consists of four members. The Audit Committee reviews, acts on and reports to the Board of Directors regarding various auditing and accounting matters. In particular, the Audit Committee reviews the financial statements of our company, the scope and results of annual audits (both internal and external), the recommendation of our independent auditors and the response of our company’s management to both the internal and external audits. The Audit Committee meets up at least once a year with the external and internal auditors without the presence of management. It also oversees related party transactions, including all material transactions between our company and the Singapore Technologies group. The members of the Audit Committee are Messrs. Philip Tan Yuen Fah (chairman), Sum Soon Lim, Robert E. La Blanc and Andre Borrel (appointed as of February 5, 2004). The Audit Committee held eight meetings during fiscal year ended December 31, 2003.

(c) Executive Resource and Compensation Committee

The Executive Resource and Compensation Committee, or the ERCC, of our Board of Directors oversees executive compensation and development in our company with the goal of building capable and committed management teams through competitive compensation, focused management and progressive policies which can attract, motivate and retain a pool of talented executives to meet our current and future growth plans. The ERCC establishes compensation policies for key executives, approves salary reviews, bonuses and incentives for key executives, approves share incentives, including share options and share ownership for executives, approves key appointments and reviews succession plans for key positions, and oversees the development of key executives and talented executives.

The members of the ERCC are Messrs. Peter Seah Lim Huat (chairman), James A. Norling, Andre Borrel, Lim Ming Seong, Charles E. Thompson, Sum Soon Lim, Tay Siew Choon and Ms. Cheo Hock Kuan (co-opted member). The ERCC held four meetings during fiscal year ended December 31, 2003.

(d) Nominating Committee

The Nominating Committee of our Board of Directors was established in October 2003 and its primary purpose is to support and advise the Company in ensuring that the Board of the Company is comprised of individuals who are best able to discharge their responsibilities as directors having regard to the law and the highest standards of governance. The Nominating Committee is responsible for recommending suitable candidates to the Board for election as directors of the Company focusing, in particular, on candidates who can add value to the management through their contributions in the relevant strategic business areas and who collectively will result in a strong and diverse board. The members of the Nominating Committee are Messrs. Peter Seah Lim Huat (chairman), James A. Norling, Andre Borrel, Lim Ming Seong, Charles E. Thompson, Sum Soon Lim, Tay Siew Choon and Ms. Cheo Hock Kuan (coopted member).

(e) Budget Committee

The Budget Committee of our Board of Directors is responsible for reviewing our annual budget and our quarterly financial performance in relation to our budget as well as our capital spending and financial plans. The members of the Budget Committee are Messrs. Andre Borrel (chairman), Lim Ming Seong, Sum Soon Lim and Tay Siew Choon. The Budget Committee held four meetings during fiscal year ended December 31, 2003.

Related Transactions With Our Directors

Messrs. Lim Ming Seong, Peter Seah Lim Huat and Tay Siew Choon, each a member of our Board of Directors, are employed by companies in the Singapore Technologies group. Mr. Sum Soon Lim is a corporate adviser to both Singapore Technologies and Temasek.

SHARE OWNERSHIP FOR DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares for each of our directors and our president and chief executive officer and all of our directors and senior management as a group as of December 31, 2003, based on an aggregate of 2,505,480,456 ordinary shares outstanding as of such date.

	Ordinary Shares (1)
	Beneficially Owned (2)
Directors	Number	Percent
James A. Norling	1,492,631	*
Lim Ming Seong	279,436	*
Chia Song Hwee	2,063,230	*
Sum Soon Lim	902,490	*
Robert E. La Blanc	337,964	*
Andre Borrel	516,800	*
Charles E. Thompson	393,792	*
Tsugio Makimoto	231,546	*
Tay Siew Choon	359,073	*
Peter Seah Lim Huat	110,330	*
Philip Tan Yuen Fah	—	—
All directors and senior management (3) as a group (19 persons)	9,592,476	*

*	Less than 1% of our outstanding shares.

(1)	The number of ordinary shares listed in this table includes ordinary shares held directly or in the form of ADSs.

(2)	Gives effect to the ordinary shares issuable within 60 days from December 31, 2003 upon the exercise of all options and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to ordinary shares. Except for 36,000 shares held by James A. Norling and 101,560 shares held by Michael J. Rekuc which are jointly held, the persons named in the table have sole voting and sole investment control with respect to all ordinary shares beneficially owned.

(3)	None of our directors or senior management individually owns 1% or more of our outstanding shares.

SHARE OPTIONS FOR DIRECTORS

The following table contains information pertaining to share options held by directors as of December 31, 2003.

	As of		Exercise
	December 31,		price
	2003		S$	Exercisable period
James A. Norling	58,609		4.05	28/03/2002 to 28/03/2006
	58,609		4.26	15/08/2002 to 15/08/2006
	58,609		3.46	22/02/2003 to 22/02/2007
	1,172,195		3.88	01/05/2002 to 01/05/2012
	58,609		1.86	30/08/2003 to 30/08/2007
	50,000	+	0.72	28/02/2004 to 28/02/2008
	60,000	+	1.10	29/08/2004 to 29/08/2008

Lim Ming Seong	58,609		4.05	28/03/2002 to 28/03/2006
	58,609		4.26	15/08/2002 to 15/08/2006
	58,609		3.46	22/02/2003 to 22/02/2007
	58,609		1.86	30/08/2003 to 30/08/2007
	45,000	+	0.72	28/02/2004 to 28/02/2008
	45,000	+	1.10	29/08/2004 to 29/08/2008

Chia Song Hwee	10,467		1.18	07/10/1999 to 28/10/2006
	20,935		1.00	07/10/1999 to 28/11/2007
	61,704		0.80	30/11/1998 to 29/11/2008
	26,444		0.80	30/04/1999 to 29/04/2009
	70,331		2.86	29/04/2000 to 29/10/2009
	234,439		2.86	29/10/1999 to 29/10/2009
	410,268		14.24	06/04/2001 to 06/04/2010
	527,487		10.12	03/10/2001 to 03/10/2010
	263,743		4.05	28/03/2002 to 28/03/2011
	263,743		4.26	15/08/2002 to 15/08/2011
	234,439		3.46	22/02/2003 to 22/02/2012
	2,344,391		1.86	30/08/2003 to 30/08/2012
	300,000	+	0.72	28/02/2004 to 28/02/2013
	700,000	+	1.10	29/08/2004 to 29/08/2013

Sum Soon Lim	16,748		0.94	07/10/1999 to 07/10/2004
	41,870		0.80	07/10/1999 to 07/10/2004
	70,331		2.86	29/04/2000 to 29/10/2004
	23,443		2.86	29/10/2000 to 29/10/2004
	93,775		14.24	06/04/2001 to 06/04/2005
	93,775		10.12	03/10/2001 to 03/10/2005
	46,887		4.05	28/03/2002 to 28/03/2006
	46,887		4.26	15/08/2002 to 15/08/2006
	46,887		3.46	22/02/2003 to 22/02/2007
	46,887		1.86	30/08/2003 to 30/08/2007
	25,000	+	0.72	28/02/2004 to 28/02/2008
	35,000	+	1.10	29/08/2004 to 29/08/2008

Robert E. La Blanc	41,870		0.86	07/10/1999 to 07/10/2004
	11,721		2.86	29/04/2000 to 29/10/2004
	11,721		2.86	29/10/2000 to 29/10/2004
	23,443		14.24	06/04/2001 to 06/04/2005
	58,609		10.12	03/10/2001 to 03/10/2005
	29,304		4.05	28/03/2002 to 28/03/2006
	29,304		4.26	15/08/2002 to 15/08/2006

	As of		Exercise
	December 31,		price
	2003		S$	Exercisable period
	29,304		3.46	22/02/2003 to 22/02/2007
	29,304		1.86	30/08/2003 to 30/08/2007
	25,000	+	0.72	28/02/2004 to 28/02/2008
	35,000	+	1.10	29/08/2004 to 29/08/2008

Andre Borrel	42,199		2.86	29/04/2000 to 29/10/2004
	23,443		2.86	29/10/2000 to 29/10/2004
	93,775		14.24	06/04/2001 to 06/04/2005
	93,775		10.12	03/10/2001 to 03/10/2005
	46,887		4.05	28/03/2002 to 28/03/2006
	46,887		4.26	15/08/2002 to 15/08/2006
	46,887		3.46	22/02/2003 to 22/02/2007
	46,887		1.86	30/08/2003 to 30/08/2007
	40,000	+	0.72	28/02/2004 to 28/02/2008
	45,000	+	1.10	29/08/2004 to 29/08/2008

Charles E. Thompson	41,870		0.86	07/10/1999 to 07/10/2004
	35,165		2.86	29/04/2000 to 29/10/2004
	23,443		2.86	29/10/2000 to 29/10/2004
	58,609		14.24	06/04/2001 to 06/04/2005
	58,609		10.12	03/10/2001 to 03/10/2005
	29,304		4.05	28/03/2002 to 28/03/2006
	29,304		4.26	15/08/2002 to 15/08/2006
	29,304		3.46	22/02/2003 to 22/02/2007
	29,304		1.86	30/08/2003 to 30/08/2007
	25,000	+	0.72	28/02/2004 to 28/02/2008
	35,000	+	1.10	29/08/2004 to 29/08/2008

Tsugio Makimoto	11,721		14.24	06/04/2001 to 06/04/2005
	58,609		10.12	03/10/2001 to 03/10/2005
	29,304		4.05	28/03/2002 to 28/03/2006
	29,304		4.26	15/08/2002 to 15/08/2006
	29,304		3.46	22/02/2003 to 22/02/2007
	29,304		1.86	30/08/2003 to 30/08/2007
	25,000	+	0.72	28/02/2004 to 28/02/2008
	35,000	+	1.10	29/08/2004 to 29/08/2008

Tay Siew Choon	23,443		4.26	15/08/2002 to 15/08/2006
	29,304		3.46	22/02/2003 to 22/02/2007
	234,439		3.88	01/05/2002 to 01/05/2007
	46,887		1.86	30/08/2003 to 30/08/2007
	25,000	+	0.72	28/02/2004 to 28/02/2008
	35,000	+	1.10	29/08/2004 to 29/08/2008

Peter Seah Lim Huat	23,443		3.46	22/02/2003 to 22/02/2007
	46,887		1.86	30/08/2003 to 30/08/2007
	40,000	+	0.72	28/02/2004 to 28/02/2008
	45,000	+	1.10	29/08/2004 to 29/08/2008

+ Options that were granted in 2003.

EMPLOYEE BENEFIT PLANS

Share Option Plan 1999

On March 30, 1999, we adopted our Share Option Plan 1999 (“1999 Option Plan”). The purpose of the plan is to put our Company in a competitive position as an employer. Options granted under the 1999 Option Plan may be non-statutory options or incentive stock options intended to qualify under Section 422 of the U.S. Internal Revenue Code.

The 1999 Option Plan is administered by the ERCC. Our employees, employees of SMP, our outside directors and consultants are eligible to receive option grants subject to certain exceptions as provided in the 1999 Option Plan. An individual who owns more than 10% of the total combined voting power of all classes of our outstanding shares is not eligible for the grant of options unless:

•	the exercise price of the option is at least 110% of the fair market value of a share on the date of grant; and

•	in the case of an incentive stock option, such option by its terms is not exercisable after the expiration of five years from the date of grant.

The aggregate number of shares that may be issued under the 1999 Option Plan and under any other share incentive and option schemes or agreements may not exceed 227,647,883 shares, as adjusted from 197,160,000 to give effect to the October 2002 Rights Offering.

If an outstanding option expires for any reason or is cancelled or otherwise terminated, the shares allocable to the unexercised portion of such option will again be available for the purposes of the plan and all other share incentive and option schemes approved by the ERCC. The exercise price of an incentive stock option shall not be less than 100% of the fair market value of a share on the date of grant. In no event will the exercise price for an option be below par value.

The exercisability of options outstanding under the 1999 Option Plan may be fully or partially accelerated under certain circumstances such as a change in control of our company, as defined in the 1999 Option Plan. The vesting periods of 17,273,481 outstanding options were accelerated by 12 months upon the closing of our initial public offering in 1999. We amended the 1999 Option Plan in connection with our initial public offering to enable the plan and, at the ERCC’s discretion, awards granted thereunder, to comply with Section 162(m) of the U.S. Internal Revenue Code.

Each grant under the 1999 Option Plan is evidenced by a share option agreement and the term of options granted may not exceed 10 years from the date of grant. If the optionee’s service with us is terminated, the optionee’s outstanding options, to the extent then exercisable, remain exercisable for a specified period (which is based on the reason for the termination) following the date of termination. All options which are not exercisable at the date of termination lapse when the optionee’s service terminates.

As of December 31, 2003, options to purchase 104,223,577 ordinary shares were issued and outstanding under our 1999 Option Plan, of which 16,686,575 were held by our directors and senior management. The exercise prices of these outstanding options range from S$0.69 to S$14.24 and the expiration dates of these options range from April 2004 to December 2013.

On February 27, 2004, we granted options to purchase approximately 17,930,570 ordinary shares under our 1999 Option Plan at an exercise price of S$1.70, which is the fair market value of our ordinary shares at the time of the grant. The optionees are given up to April 12, 2004 to accept those option grants.

The 1999 Option Plan will terminate automatically on January 28, 2009, ten years after the date on which the Board adopted the 1999 Option Plan. The ERCC may amend, suspend or terminate the 1999 Option Plan at any time and for any reason, provided that any amendment which increases the number of shares available for issuance under the 1999 Option Plan, or which materially changes the class of persons who are eligible for the grant of incentive share options, will be subject to the approval of our shareholders.

Employee Share Purchase Plans

In May 2001, we implemented a Chartered Employee Share Purchase Plan 2001 (“the Chartered ESPP 2001”). The purpose of the Chartered ESPP 2001 is to put our company in a competitive position as an employer. Employees purchase shares from our company through payroll deductions.

In May 2001, we also implemented a separate Share Purchase Plan for Employees of SMP 2001 (“the SMP ESPP 2001”). Chartered holds a 49% equity interest in SMP. The terms of this plan are substantially similar to the terms of the Chartered ESPP 2001.

The aggregate number of shares that were available for purchase under the Chartered ESPP 2001 and the SMP ESPP 2001 was 10,000,000 ordinary shares of our company. As a result of our October 2002 Rights Offering, the number of shares available under the Chartered ESPP 2001 and the SMP ESPP 2001 was adjusted to an aggregate number of 11,721,955 shares.

All available shares under the Chartered ESPP 2001 and SMP ESPP 2001 were issued and allotted by the end of February 2004 and as a result, both the Chartered ESPP 2001 and SMP ESPP 2001 were terminated. We are therefore proposing a new Chartered ESPP 2004 and SMP ESPP 2004 for approval by shareholders at our forthcoming Annual General Meeting as provided in this Proxy Statement.

EQUITY COMPENSATION PLAN INFORMATION AS OF DECEMBER 31, 2003

(c) Number of securities
remaining available for
	(a) Number of securities to		future issuance under
	be issued upon	(b)Weighted-average	equity compensation
	exercise of outstanding	exercise price of	plans (excluding
	options, warrants and	outstanding options,	securities in column
Plan Category	rights	warrants and rights	(a))
Equity compensation plans approved by shareholders	104,223,577	$2.67	105,837,421

Equity compensation plans not approved by shareholders	N.A. *	N.A. *	N.A. *

Total	104,223,577	$2.67	105,837,421

*	Note: The Company does not have any equity compensation plans which have not been approved by shareholders.

MAJOR SHAREHOLDERS

The following table sets forth certain information with respect to each person or group of affiliated persons who is known by us to beneficially own 5% or more of our ordinary shares as of January 31, 2004 based on an aggregate of 2,505,518,801 ordinary shares outstanding as of such date:

	Ordinary Shares (1)
	Beneficially Owned (2)
Shareholders Holding 5% Or More	Number	Percent
Singapore Technologies Semiconductors Pte Ltd	1,510,324,883	60.28%

(1)	The number of ordinary shares listed in this table includes ordinary shares held directly or in the form of ADSs.

(2)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to ordinary shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all ordinary shares beneficially owned.

As of January 31, 2004, Temasek Holdings (Private) Limited, or Temasek, the principal holding company of the Government of Singapore, owned directly and indirectly, 100% of Singapore Technologies which in turn, owned 100% of Singapore Technologies Semiconducturs Pte Ltd, or ST Semiconductors. Temasek and Singapore Technologies may be deemed to beneficially own the shares owned by ST Semiconductors because they are the parent companies of Singapore Technologies and ST Semiconductors, respectively. On December 29, 2003, Singapore Technologies, as part of its consolidation and streamlining process of its semiconductor investments, transferred all of its 898,409,073 shares, which was equivalent to 35.86% of our outstanding shares, to ST Semiconductors. Hence, as of January 31, 2004, ST Semiconductors held 1,510,324,883 of our shares, which is 60.28% of our outstanding shares.

As of January 31, 2004, 500,931 of our ordinary shares, representing 0.02% of our outstanding shares, were held by a total of 82 holders of record with addresses in the U.S. As of the same date, 10,289,348 of our ADSs (representing 102,893,480 ordinary shares), representing 4.1% of our outstanding shares, were held by a total of 13 registered holders of record with addresses in the U.S. Since certain of these ordinary shares and ADSs were held by brokers or other nominees, the number of record holders in the U.S. may not be representative of the number of beneficial holders or where the beneficial holders are resident.

STOCK PERFORMANCE GRAPH

The Stock Performance Graph below shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the U.S. Securities Act of 1933 or under the U.S. Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

This graph compares the total shareholder return of the Company’s ADSs with the S&P 500 Index and the S&P Semiconductors Index over a period from October 29, 1999 to December 31, 2003. October 29, 1999 was the first day of trading in the Company’s ADSs. The total shareholder return assumes $100 invested at the beginning of the period in the Company’s ADSs, the S&P 500 Index and the S&P Semiconductors Index. It also assumes reinvestment of all dividends.

Pursuant to the rules and interpretations of the U.S. Securities and Exchange Commission, the graph is calculated using, as the beginning measurement point, the closing price of the Company’s ADSs on October 29, 1999, which was $28.38 (after adjusting for the October 2002 Rights Offering).

The historical data of our ADS prices has been adjusted to reflect the October 2002 Rights Offering.

The comparisons in the graph are based on historical data and are not intended to forecast the possible future performance of the Company’s ADSs or Ordinary Shares. The graph lines merely connect the prices on the dates indicated and do not reflect fluctuations between those dates.

	Oct-	Dec-	Mar-	Jun-	Sep-	Dec-	Mar-	Jun-	Sep-	Dec-	Mar-	Jun-	Sep-	Dec-	Mar-	Jun-	Sep-	Dec-
	99	99	00	00	00	00	01	01	01	01	02	02	02	02	03	03	03	03
Chartered Semiconductor Manufacturing Ltd.-ADR	$100	$220	$284	$271	$183	$79	$72	$76	$52	$80	$81	$60	$19	$14	$12	$18	$30	$36

S&P © 500	$100	$108	$111	$108	$107	$98	$87	$92	$78	$87	$87	$75	$62	$67	$65	$75	$77	$87

S&P © Semiconductors Index	$100	$110	$176	$174	$125	$86	$67	$74	$49	$72	$72	$45	$31	$35	$37	$46	$58	$70

Copyright © 2004, Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. All rights reserved.

Note: An adjustment factor of 0.8552 has been applied to historical ADS prices prior to September 12, 2002 to reflect the Company’s eight-for-ten October 2002 Rights Offering.

BY ORDER OF THE BOARD

LOOI LEE HWA

COMPANY SECRETARY

Singapore
March 30, 2004

IMPORTANT

1.	For Investors who have used their CPF moneys to buy shares of Chartered Semiconductor Manufacturing Ltd, the Company’s Annual Report 2003 to Shareholders is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.

2.	This Proxy Form is not valid for use by CPF Investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

3.	CPF Investors who wish to vote should contact their CPF Approved Nominees.

PROXY FORM – SIXTEENTH ANNUAL GENERAL MEETING

I/We, ______________________________________________  (Name), of ______________________________________________

____________________________________________________________________________________________________

    (Address) being a shareholder(s) of CHARTERED SEMICONDUCTOR MANUFACTURING LTD (the “Company”) hereby appoint

		NRIC/Passport	Proportion of
Name	Address	Number	Shareholding (%)

and/or (delete as appropriate)

as my/our proxy, to attend and to vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Sixteenth Annual General Meeting (“Sixteenth AGM”) of the Company to be held at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 on April 29, 2004 at 11:00 a.m., and at any adjournment thereof.

Please indicate with an “X” in the spaces provided whether you wish your vote(s) to be cast for or against the Resolutions as set out in the Notice of the Sixteenth AGM and summarised below. In the absence of any specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Sixteenth AGM.

No.	Routine Business – Ordinary Resolutions	For	Against

1)	To adopt the Audited Accounts of the Company for the year ended December 31, 2003, including the reports of the Directors and the Auditors.

2(a)	(i) To re-elect Mr. Andre Borrel as a Director of the Company pursuant to Article 94 of the Company’s Articles of Association.

(ii) To re-elect Mr. Tay Siew Choon as a Director of the Company pursuant to Article 94 of the Company’s Articles of Association.

(iii) To re-elect Mr. Peter Seah Lim Huat as a Director of the Company pursuant to Article 94 of the Company’s Articles of Association.

2(b)	To re-elect Mr. Philip Tan Yuen Fah as a Director of the Company pursuant to Article 99 of the Company’s Articles of Association.

3(a)	To re-appoint Mr. Charles E. Thompson as a Director of the Company pursuant to Section 153(6) of the Companies Act, Chapter 50.

3(b)	To re-appoint Mr. Robert E. La Blanc as a Director of the Company pursuant to Section 153(6) of the Companies Act, Chapter 50.

4)	To re-appoint KPMG as the Company’s Auditors and to authorize the Directors to fix their remuneration.

5)	To approve Directors’ fees of US$427,125 for the year ended December 31, 2003.

No.	Special Business – Ordinary Resolutions

6)	To approve the Company’s Employee Share Purchase Plan 2004.

7)	To approve the Company’s Share Purchase Plan 2004 for Employees of Silicon Manufacturing Partners Pte Ltd.

8(a)	To authorize the Directors to allot and issue shares in the capital of the Company pursuant to Section 161 of the Companies Act, Chapter 50.

8(b)	To authorize the Directors to create and issue securities and to allot and issue shares in the capital of the Company in connection therewith pursuant to Section 161 of the Companies Act, Chapter 50.

8(c)	To authorize the Directors to offer and grant options and to allot and issue additional shares in the capital of the Company pursuant to the exercise of options under the Company’s Share Option Plan 1999.

Dated this ________ day of __________________ 2004.	Total Number of Shares Held

Signature(s) of Shareholder(s)/Common Seal

IMPORTANT

     Please read Notes below.

1.	Please insert the total number of Shares held by you. If you have Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50), you should insert that number of Shares. If you have Shares registered in your name in the Register of Shareholders (Members), you should insert that number of Shares. If you have Shares entered against your name in the Depository Register and Shares registered in your name in the Register of Shareholders, you should insert the aggregate number of Shares entered against your name in the Depository Register and registered in your name in the Register of Shareholders. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the Shares held by you.

2.	A shareholder of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. A proxy need not be a member of the Company.

3.	Where a shareholder appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4.	The instrument appointing a proxy or proxies must be deposited at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 not less than 48 hours before the time appointed for the Sixteenth Annual General Meeting.

5.	The instrument appointing a proxy or proxies must be under the hand of the appointer or of his attorney duly authorized in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorized.

6.	A corporation which is a shareholder may authorize by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Sixteenth Annual General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50.

GENERAL:

The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointer are not ascertainable from the instructions of the appointer specified in the instrument appointing a proxy or proxies. In addition, in the case of Shares entered in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if the shareholder, being the appointer, is not shown to have Shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Sixteenth Annual General Meeting, as certified by The Central Depository (Pte) Limited to the Company.